January 30, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jim B. Rosenberg

Re:	Advancis Pharmaceutical Corporation Form 10-Q for the Fiscal Period Ended September 30, 2005 File No. 000-50414
Dear Mr. Rosenberg,
     This letter responds to the Commission’s letter to Advancis Pharmaceutical Corporation (“the Company”), dated January 13, 2006 (the “SEC Letter”), regarding the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. Set forth below is the text of the comment contained in the SEC Letter and the Company’s response thereto.
COMMENT IN SEC LETTER:
Form 10-Q — September 30, 2005
Item 1. Financial Statements (Unaudited), page 2
9. Private Placement of Common Stock, page 12
We read your response to our prior comment number one. We are unable to agree with your assertion that these documents should be viewed separately. Please note that DIG Issue K-1 provides guidance on when to consider certain documents on a combined basis, but is not all inclusive, nor does the failure of one of these criterion indicate that separate documents be viewed separately. It appears that the substance of these separate agreements causes them to be considered on a combined basis. Please provide us with an analysis of the criteria of paragraph 16 of EITF 00-19 and whether this combined instrument meets that criteria and allows the instrument to be included as permanent equity.

RESPONSE BY THE COMPANY:
     Before providing our comments in more detail below, we have several questions related to the Staff’s Comment above as well as to statements made in the SEC’s recently published document “Current Accounting and Disclosure Issues in the Division of Corporation Finance”, Section II.B, Topic 1 (Freestanding Instruments — Warrants), dated December 1, 2005 and released on December 12, 2005.
Our Questions on the SEC Perspective
     The Comment is not clear to us, because it appears to potentially expand the possible criteria for combining derivative instruments. What does the Staff mean when you state that DIG Issue K-1 is “not all-inclusive” and that the failure to meet a criterion is still not sufficient to view separate contracts separately?
     Topic II.B.1 in the December 2005 Current Accounting and Disclosure Issues document states that the issuer “must” analyze a liquidated damages provision under paragraph 16 of EITF 00-19 to determine whether it is meant to compensate the holder for the difference between a registered and unregistered share. If this approach is required, is the Staff suggesting that View C, as described in the EITF 05-4 Issue Summary No. 1 document, is no longer acceptable?
     We note that EITF 00-19 only pertains to freestanding derivative financial instruments. Whether or not a registration rights agreement with liquidated damages is a derivative financial instrument is an unsettled question (as it is subject to a pending DIG issue related to EITF 05-4), so it would appear premature to require such an agreement to be analyzed on a combined basis with a freestanding warrant agreement.
Our View — The Agreements Can and Should be Viewed Separately
     As we discussed in our prior letter, we believe that it is currently acceptable to view a registration rights agreement and a warrant agreement separately rather than on a combined basis. This issue was specifically discussed at the June 15-16, 2005 EITF Meeting, where “the Task Force discussed ... (b) whether the registration rights agreement and the financial instrument to which it pertains should be considered as a combined freestanding instrument or as separate freestanding instruments.” (June 15-16, 2005 EITF Meeting Final Minutes, Issue No. 05-4, paragraph 5). No consensus has yet been reached on this issue, nor were any of the views removed from consideration. The Issue Summary No. 1 document for Issue 05-4, prepared June 1, 2005, indicated that “there is diversity in practice as to whether the registration rights agreement and the financial instrument should be viewed as one combined freestanding instrument or accounted for as separate freestanding arrangements.” (EITF 05-4 Issue Summary No. 1, June 1, 2005, paragraph 3).

     In our specific circumstances, we believe it is appropriate to view the registration rights agreement and the warrant agreement as separate instruments. First, although the agreements were entered into contemporaneously, they are, in fact, two separate legal agreements. Second, the rights of warrant holders under the two agreements are not necessarily the same. For example, an investor in the private placement who received both stock and warrants is permitted to transfer or sell the warrants under the Warrant Agreement. However, except in certain circumstances, the registration rights agreement does not permit the transfer of the registration rights to a transferee or buyer of the warrants. Thus, the warrants can be sold without registration rights.
     To further aid our analysis, we also reviewed the combining criteria stated in DIG Issue K-1. DIG Issue K-1 addresses the question of when individual transactions should be viewed as a unit in order to determine whether the combination of the transactions would meet the definition of a derivative under SFAS 133 [DIG Issue No. K1, “Question”]. Under DIG Issue K-1, the following four indicators should be analyzed when considering whether to view transactions as a unit rather than separately:
•	The transactions were entered into contemporaneously and in contemplation of one another;
•	The transactions were entered into with the same counterparty;
•	The transactions relate to the same risk; and
•	There is no apparent economic need nor substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction.
In our private placement transaction, the two agreements were entered into contemporaneously and in contemplation of one another. At inception, the registration rights agreements and the warrant agreements were with the same counterparties. However, as mentioned above, the agreements contemplate that this may not always be the case, as the counterparties to the warrant agreements may change over time differently than the counterparties to the registration rights agreement. Further, the transactions do not relate to the same risk, as the risk to the warrant transaction is related to the stock price of the Company, whereas the liquidated damages provision in the registration rights agreement is related to the regulatory status of the Company’s securities filings, i.e. the risk of the registration statement being ineffective. Regarding the fourth criterion, there is a valid economic purpose to the structuring of the separate agreements, since the stand-alone warrant agreement provides enhanced flexibility to an investor in arranging a sale of his warrants, which can be done either with or without registration rights. Thus, to the extent a DIG K-1 approach is appropriate, potentially three of the four indicators would suggest that treating the agreements on a separate basis would be appropriate.
     The combining criteria found in DIG Issue K-1 are specifically mentioned in the EITF 05-4 Issue Summary No. 1 document, and the four specific criteria are separately listed. There is no mention of DIG Issue K-1 criteria not being “all-inclusive.” In fact, the EITF 05-4 Issue Summary document includes the specific statement that “Because all four indicators must be present [emphasis added] to combine the contracts...” in reviewing the requirement for agreements to be combined under DIG K-1 (EITF 05-4 Issue Summary No. 1, June 1, 2005, paragraph 24). In DIG Issue K-1 itself, for the two examples provided, the document reviews the application only of the specific four criteria mentioned, so the criteria appear to be all-inclusive. We believe that, in our specific case, all four indicators are not present, and the two contracts should not be combined.
     To combine two separate contracts for a combined analysis under EITF 00-19, assuming they meet the combining criteria of DIG Issue K-1, both contracts must meet the definition of a derivative. However, an important issue identified by the Task Force in its initial discussion of EITF 05-4 is whether a registration rights agreement is, in fact, a derivative. For example, the definition of a derivative requires that the financial instrument or other contract require or permit net settlement (SFAS 133, paragraph 6(c)). However, as explained in Appendix A, paragraph 57(c)(1), a fixed penalty (as opposed to a variable penalty based on the change in value of the underlying) is not a net settlement provision. DIG Issue A-5 further clarifies that the meaning of “fixed penalty” includes a fixed amount per unit (DIG Issue No. A-5, “Response”). Thus, a liquidated damages penalty in a registration rights agreement which requires a fixed penalty amount per day, as in our situation, would not be a net settlement provision for purposes of the definition of a derivative. Further meetings on EITF Issue 05-4 are postponed “[p]ending further progress on a DIG Issue for determining whether a registration rights agreement is a derivative.” (EITF Agenda Committee Report, November 22, 2005, Status of Open Issues).
     Since EITF 00-19 only applies to freestanding derivative instruments, there would be no requirement to analyze the provisions of the registration rights agreement under EITF 00-19 if a registration rights agreement is not a freestanding derivative instrument. If the registration rights agreement is combined with a warrant and the unit is considered a hybrid instrument for purposes of SFAS 133 and not bifurcated, then we believe the instrument would meet the paragraph 11(a) exception in SFAS 133. This would result in the warrant being treated as permanent equity, which is consistent with the accounting that we have followed.
     While we believe our accounting for these agreements has been appropriate, we have also reviewed the financial effect of the alternative approach and would like to share these results with the Staff. If the registration rights agreement were to be considered a derivative instrument or the combination of the registration rights agreement and the warrant agreement were to be considered a derivative, then the paragraph 11(a) exception in SFAS 133 would not apply. Using the Black-Scholes model to calculate the fair value of the warrants issued in our private placement in April 2005, we would have recorded a warrant liability estimated to be approximately $6.0 million in our balance sheet at the time of closing (when our stock price was $3.98 per share). Due to the decline in our stock price to $1.72 per share at June 30, 2005, we would have recorded a gain of approximately $4.1 million in the second quarter of 2005, followed by smaller gains of approximately $479,000 and $48,000 in the third and fourth quarters of 2005. We do not believe reflecting gains of this nature are meaningful to users of the financial statements or an enhancement to our existing financial reporting.

Conclusion
     We have carefully reviewed the warrant and registration rights agreements, and the accounting literature discussed above. We concluded that the instruments should not be combined. The conditions required by EITF 00-19 for a financial instrument to be recorded as equity were met for the Warrant Agreement. This evaluation treated the warrants and the registration rights agreement as separate financial instruments, with the liquidated damages provision in the registration rights agreement having nominal value. We do not believe there has been any discussion to date at EITF or at FASB that would justify a change in accounting.
Request for Expedited Review
     In light of the timing requirements for completion of our audit and the submission of our annual financial statements to the SEC and our investors, we respectfully request an accelerated response from the Staff.
ACKNOWLEDGEMENT BY THE COMPANY:
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Robert C. Low, Vice President, Finance
and Acting Chief Financial Officer

cc:	Ms. Tabatha Akins, Staff Accountant Mr. Jim Atkinson, Accounting Branch Chief